EXHIBIT 99.1

Fury Completes 2024 Exploration Program at Committee Bay; Defines 3 Drill Ready Shear Zone Hosted Targets

TORONTO, Canada – October 24, 2024 - Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce the completion of the 2024 exploration program at Committee Bay, located in the eastern Kitikmeot region of Nunavut, Canada. The Committee Bay property covers a 300 kilometre (km) long prospective greenstone belt hosting the high-grade Three Bluffs Gold Resource as well as numerous drilled and undrilled prospects (Figure 1). The 2024 exploration program prioritized follow-up and infill sampling of highly anomalous regional gold-in-till samples with unidentified sources. The exploration model focused on regional shear zones proximal to favourable lithologies such as iron formation and ultramafic lithologies.

Three targets (Figures 2, 3, and 4 respectively) are now drill ready;

1.	Three Bluffs Shear, where drilling in 2021 intercepted 13.93 g/t Au over 10 metres (m) (see news release dated December 1, 2021);

2.	Raven Shear where 7 rock samples have averaged 16.12 g/t gold; and

3.	Burro West where a 300 by 300 m discrete >90th percentile gold in till anomaly has been defined with a peak value of 50 ppb gold.

“This past summer, we were thrilled to return to Committee Bay to follow up on our drilling from three years ago, where we achieved some exciting results. We believe that this project is highly prospective, and our goal is to continue to advance our targeting to show the considerable potential for new discoveries on the property,” commented Tim Clark CEO of Fury. “During my recent site visit, I was struck not only by the vast scale and geological potential of the property but also by the impressive infrastructure already in place, the result of over C$160 million in prior investment by previous operators. We are looking at various opportunities to further advance the Committee Bay project as we believe it has the potential to host a major gold discovery in Nunavut with significant upside potential for investors.”

Fury Gold Mines Limited 401 Bay Street, 16th Floor, Toronto, ON Canada M5H 2Y4	TSX:FURY NYSE American: FURY www.furygoldmines.com

Figure 1: Committee Bay regional land package showing the location of the Three Bluffs Deposit, drill-ready targets, as well as the distribution of gold prospects across the 300 km long greenstone belt.

2024 Exploration Program

The program resulted in the collection of 546 infill till samples from two detailed grids, Burro West and Aarluk East, and 69 rock samples from 5 targets.

The 2024 mapping and rock sampling focused on shear zones proximal to and sub-parallel to favourable lithologies for gold mineralization within the Committee Bay Greenstone Belt with samples being collected at Three Bluffs, Raven, Burro, Aarluk East and Aarluk West.

The mapping and rock sampling at Three Bluffs was able to confirm the continuity of the interpreted shear zone that is sub-parallel to the Three Bluffs iron formation to the east of the reported 2021 intercept of 13.93 g/t gold over 10 m from drill hole 21TB152 (see news release dated December 1st, 2021) (Figure 2).  The reported 2021 intercept was a 120 m step out from the defined high-grade Three Bluffs gold deposit which on its own demonstrates the potential to meaningfully expand the known resource. The mapped continuation of this sub-parallel shear zone to the east trends into an area where there is no historic drilling providing an excellent near deposit drill target.

Fury Gold Mines Limited 401 Bay Street, 16th Floor, Toronto, ON Canada M5H 2Y4	TSX:FURY NYSE American: FURY www.furygoldmines.com

Figure 2: Plan view of the Three Bluffs gold deposit illustrating the newly identified mineralized shear zone in orange in relation to the mineralized banded iron formation in blue. The newly identified shear zone remains open along strike for additional drilling to follow up on the noted intercept in drill hole 21TB152.

At Raven rock sampling and mapping has identified a mineralized sub parallel shear zone to the south of the main Raven showing where the average grade from seven rock samples collected is 16.12 g/t gold (Figure 3). The extensions along strike of the Raven south shear zone are obscured by glacial till deposits however, the average grade from outcrop sampling and prevalence of visible gold observed in the limited outcrop are encouraging and warrant drilling.

Fury Gold Mines Limited 401 Bay Street, 16th Floor, Toronto, ON Canada M5H 2Y4	TSX:FURY NYSE American: FURY www.furygoldmines.com

Committee Bay – Raven Regional Shear Zone Corridor

Successfully Intersected the Gold Bearing Structure – 8km Potential

Legend
2021 Drill Hole
Previous Drill Holes
Regional Shear Zone Corridor
Fury Property
Rocks (Au g/t)
Historical
Fury 2021
0.1 - 0.5
0.5 - 1
1 - 5
> 5
1.4 km Mineralized Footprint
Prospective Regional Shear Boundary with Newly Identified High Grade Gold Mineralization
Outcrop Sample Highlights (Au g/t): 32.9, 19.2, 16, 14.6, 13.85, 12.05, 11.05
N
200 m

VG
Aspy
Tour

- Visible gold hosted in felsic volcaniclastics along main deformation zone, 150m south of Raven showing
- Potential for mineralization zone along major lithological break

Figure 3: High-grade gold rock sampling results from the Raven Prospect. Mineralization has been defined along a 1.4 km footprint. Limited outcrop sampling along the undrilled southern boundary of the shear zone has averaged 16.12 g/t Au from 7 samples.

Infill till sampling at the Burro West target has identified a robust multi point +90th percentile approximately 300 x 300 m gold in till anomaly (Figure 4). The Burro West anomaly is spatially associated with a break in the regional magnetics data which is interpreted as a sheared contact between mafic volcanics and ultramafic lithologies. Additionally, the highest gold value returned from all the 2024 infill till samples is located at the SW corner of the Burro West grid and remains open.

Fury Gold Mines Limited 401 Bay Street, 16th Floor, Toronto, ON Canada M5H 2Y4	TSX:FURY NYSE American: FURY www.furygoldmines.com

Committee Bay – Burro Prospect

2024 Infill Sampling

Legend
2024 Infill Till Sample (Au ppb)
> 1
1 - 2
2 - 4
4 - 6
> 6
Major Fault
Minor Fault
Lithology
Biotite Tonalite
Komatiite
Mafic Volcaniclastics
Gabbroic Sills-Dykes-Stocks
Target Area
101 ppb Au
300 km long greenstone belt
Raven
Burro
Three Bluffs
N
500 m

Figure 4: Plan View map showing the results from the 2024 Infill Till Sampling program at Burro West. A large coherent gold in till anomaly associated with a sheared contact between mafic volcanic and ultramafic lithologies. The southwest portion of the grid remains open for additional follow-up.

The Aarluk East grid returned several intriguing moderate isolated gold in till anomalies associated with interpreted regional structures that require additional mapping work to potentially advance to the drill ready stage.

Committee Bay Project

The Committee Bay Project spans the entire 300 km long Committee Bay Greenstone belt in the eastern Kitikmeot region of Nunavut. The land comprises a series of mineral claims and leases covering 250,000 hectares. The high-grade Three Bluffs Gold deposit is located centrally within the Committee Bay project and is host to 524,000 oz. at 7.85 g/t gold in the indicated category and 720,000 oz. at 7.64 g/t gold in the inferred category. Two distinct styles of gold mineralization at Three Bluffs have been identified; intense sulphidization and silicification of banded iron formation and within sericite altered highly sheared meta-sediments. The two styles of mineralization are sub-parallel (Figure 1) with the sheared metasediments defining a regional shear zone.

Fury Gold Mines Limited 401 Bay Street, 16th Floor, Toronto, ON Canada M5H 2Y4	TSX:FURY NYSE American: FURY www.furygoldmines.com

“Getting back up to Committee Bay serves as a reminder as to how much potential there is at the project. We have a high-grade gold resource with Three Bluffs that remains open for expansion, numerous showings that have never been drill tested as well as a multitude of unsourced gold in till anomalies ripe for follow-up work. The scale and the overall potential of Committee Bay make it an explorer’s dream,” stated Bryan Atkinson, SVP Exploration for Fury.

Bryan Atkinson, P.Geol, Senior Vice President Exploration at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

Sampling and Assay Disclosure

2024 Infill Till Samples

Approximately 1kg of unweathered till was collected from 20-30cm depth in frost boils at 100 m sample spacing. Pebbles (>1cm) were removed in the field. Samples were not collected in areas of glaciofluvial or fluvial reworking. Collected samples were sent to ALS Laboratories in Vancouver BC for preparation and analysis. All samples are screened using 600µm screen and analyzed using 50g nominal weight trace level Au by aqua regia extraction and ICP-MS finish method (Au-TL44) on a -600µm fraction. QA/QC programs using internal standard samples, field and lab duplicates, and lab standards and blanks indicate good overall accuracy and precision.

2024 Rock Sampling

Approximately 1-2kg of material was collected for analysis and sent to ALS Lab in Yellowknife, NT for preparation and then to Vancouver, BC for analysis. All samples are assayed using 30g nominal weight fire assay with ICP finish (Au-ICP21) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs for 2024 rock grab samples using lab duplicates, standards and blanks indicate good overall accuracy and precision. Grab samples are selective in nature and cannot be considered to be necessarily representative of the underlying mineralization.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country and holds a 51 million common share position in Dolly Varden Silver Corp. (16.25% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit  www.furygoldmines.com.

Fury Gold Mines Limited 401 Bay Street, 16th Floor, Toronto, ON Canada M5H 2Y4	TSX:FURY NYSE American: FURY www.furygoldmines.com

Neither the TSX nor its Regulations Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that the future work at Committee Bay will potentially increase or upgrade the gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2023 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Fury Gold Mines Limited 401 Bay Street, 16th Floor, Toronto, ON Canada M5H 2Y4	TSX:FURY NYSE American: FURY www.furygoldmines.com